Exhibit 21

Subsidiaries of Concierge Technologies, Inc.

(As of December 3, 2021)

Subsidiary	Jurisdiction of Incorporation

Brigadier Security Systems (2000) Ltd.	Canada
Gourmet Foods, Ltd.	New Zealand
Kahnalytics, Inc. (d/b/a Original Sprout)	California
Marygold & Co.	Delaware
Marygold & Co. Advisory Services, LLC	Delaware
Marygold & Co. (UK) Limited	United Kingdom
Printstock Products Limited	New Zealand
United States Commodity Funds LLC	Delaware
USCF Advisers LLC	Delaware
Wainwright Holdings, Inc.	Delaware